Exhibit 99.B(m)(1)(i)

AMENDED SCHEDULE 1

with respect to the

AMENDED AND RESTATED
DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

for

ING SERIES FUND, INC

CLASS A SHARES

Series	Maximum Distribution and/or Service Fee (as a percentage of average daily net assets)

ING 130/30 Fundamental Research Fund	0.25%

ING Balanced Fund	0.25%

ING Corporate Leaders 100 Fund	0.25%

ING Global Target Payment Fund	0.25%

ING Global Science and Technology Fund	0.25%

ING Growth and Income Fund	0.25%

ING Index Plus LargeCap Fund	0.25%

ING Index Plus MidCap Fund	0.25%

ING Index Plus SmallCap Fund	0.25%

ING Money Market Fund	0.25%

ING Small Company Fund	0.25%

ING Strategic Allocation Conservative Fund	0.25%

ING Strategic Allocation Growth Fund	0.25%

ING Strategic Allocation Moderate Fund	0.25%

Last Updated on: June 4, 2008